[Translation]


To Whom It May Concern:                                        January 17, 2003


                                   Company Name: DAIHATSU MOTOR CO., LTD.
                                   Name and Title of Representative:
                                        Takaya Yamada, President
                                   (Code Number: 7262
                                        Securities exchanges throughout Japan)
                                   Name and Title of Contact Person:
                                        Miehiro Morita, Managing Director
                                   Telephone Number: 072-754-3062
                                   Parent Company of DAIHATSU MOTOR CO., LTD.:
                                        TOYOTA MOTOR CORPORATION
                                   Name and Title of Representative:
                                        Fujio Cho, President
                                   (Code Number: 7203
                                        Securities exchanges throughout Japan)
                                   Name and Title of Contact Person:
                                        Takahiko Ijichi
                                        General Manager, Accounting Division
                                   Telephone Number: 0565-28-2121


                  Notice Concerning Dissolution of Subsidiary


We hereby notify you that DAIHATSU EUROPE S.R.L ("DAIHATSU EUROPE"), subsidiary of DAIHATSU MOTOR CO., LTD. ("DAIHATSU"), has resolved to dissolve as described below.

1. Facts about DAIHATSU EUROPE

   Location:                  Pontedera (Pisa) Viale Rinaldo Piaggio n.25, Italy
   Name of representative:    Yasuo Kato
   Capital:                   EURO 20,800
   Shareholder:               DAIHATSU  100%

2. Reason for dissolution

   DAIHATSU EUROPE was established in November 1992 for the purpose of selling Hijet produced by an Italian company, Piaggio. However, as the production of Hijet has been terminated as of December 31, 2002, DAIHATSU EUROPE decided to dissolve itself.

3. Schedule for dissolution

   Scheduled to be dissolved in February 2003


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4. Anticipated effects on our business performance

      The anticipated effects of the dissolution on each of DAIHATSU's and TOYOTA's net incomes for the term will be minor.